EXHIBIT 95

MINE SAFETY DISCLOSURES

During the reporting period covered by this report:
1. The U.S. Mine Safety and Health Administration (“MSHA”) assessed a civil penalty of $121 for a citation related to work performed by our subsidiary MOR PPM, Inc. (“PPM”) at Black Mountain Sand, Eagle Ford, LLC’s Blaine Mine in Dewey, Oklahoma. PPM has no other disclosures to report under section 1503 related to its work at this mine for the period covered by this report.
2. MSHA assessed civil penalties totaling $242 for citations related to work performed by PPM at the Smart Sand, Inc. mine in Monroe, Wisconsin. PPM has no other disclosures to report under section 1503 related to its work at this mine for the period covered by this report.